LIQUID MEDIA GROUP RECEIVES ADDITIONAL ANTICIPATED LISTING NOTICE FROM NASDAQ

Vancouver, British Columbia, August 20, 2018 - Liquid Media Group Ltd. (Nasdaq: YVR) (formerly Leading Brands, Inc. (Nasdaq: LBIX)) (the “Company”) today announced that the Company has received an additional notice from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based on the Company’s non-compliance with the criteria for initial listing on the Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5110(a) upon the recent consummation of its “change of control” transaction by and between Liquid Media Group Ltd. and Leading Brands, Inc., specifically, the applicable $4.00 bid price and $5 million stockholders’ equity requirements for initial listing, those deficiencies could serve as an additional basis for the delisting of the Company’s common stock from Nasdaq. Prior to consummation of the change of control transaction, the Company was notified by the Staff that it did not satisfy the $2.5 million stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, and requested a hearing to address that deficiency before a Nasdaq Hearings Panel (the “Panel”), which has not yet occurred.

The Company intends to present its plan to evidence compliance with all applicable requirements for listing on Nasdaq at the upcoming hearing before the Panel, and to request an extension within which to do so. The recent notice has no immediate impact on the trading or listing of the Company’s common stock on Nasdaq, and the Company’s common stock will remain listed on Nasdaq at least pending the ultimate outcome of the hearings process and the expiration of any extension that may be granted to the Company by the Panel. The Company is taking definitive steps to evidence compliance with the applicable Nasdaq listing criteria; however, there can be no assurance that the Company will be successful in its efforts or that the Panel will grant the Company’s request for an extension.

About Liquid Media Group Ltd.

Liquid is a film and entertainment company engaged in aggregating mature production service companies into a vertically-integrated global studio, and producing content for all platforms including film, TV, gaming and VR, through its network of shared services. Further information about Liquid is available under its profile on the SEDAR website www.sedar.com.

For additional information regarding the Company, contact:
Daniel Cruz, Director and CFO
778-840-4571
Email: info@liquidmediagroup.co

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). More particularly and without limitation, this news release contains forward-looking statements and information concerning the continued listing of the Company’s common shares on NASDAQ, which is dependent on the Company obtaining a positive decision from the Nasdaq Hearing Panel as well as obtaining any necessary extensions of time for becoming compliant with the Nasdaq criteria for initial listing. The Company can provide no assurance concerning the outcome of the Nasdaq hearing process or its ability to obtain any necessary extensions, and there can be no guarantee that the Company’s stock will not be delisted from the Nasdaq. These forward-looking statements reflect the expectations or beliefs of management of the Resulting Issuer based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.